

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Via Email
Marichelle Stoppenhagen
President
MySkin, Inc.
410 32nd Street, Suite 203
Newport Beach, CA 92663

Re: MySkin, Inc.
Amendment No. 4 to Form 10
Filed December 12, 2012
File No. 000-54582

Dear Ms. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10, filed on December 12, 2012

General

1. We note your response to comments six, seven and eight of our letter dated November 15, 2012, and we continue to evaluate your response and may have further comment.

2. We note the disclosures in your filing that MySkin currently offers management services to one medspa, that 100% of your revenues are currently derived from a management services agreement with MTA and that under the terms of the management services agreement, your management services fee is equal to 40% of MTA's gross collected revenues (as defined in the Management Services Agreement). Please supplementally quantify for us MTA's total gross collected revenues for each period presented that serves as the basis for MySkin's management services fee revenue under the Management Services Agreement.

3.   Please explain to us the differences between and the business purposes for the "Management Account" and the "Practice Account" as specified in Sections 3.14 and 3.11 of the Facilities and Management Services agreement between MTA and the Company.

4.   We note the revised disclosure on page 4 and response to comment 3 of our letter dated November 15, 2012. We understand, however, that Eric Stoppenhagen has provided accounting and finance services to you. Please advise us of the relationship, if any, Eric Stoppenhagen has to MySkin, its named executive officers and directors, and any affiliate of the foregoing. If Mr. Stoppenhagen has provided services to MySkin, please revise the disclosure and response to comment 3 to reconcile the apparent inconsistency. In addition, to the extent that Mr. Stoppenhagen played a role in your formation, or continues to provide services to you, please advise how you analyzed relevant disclosure requirements, including the disclosure requirements applicable to promoters under Item 404 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director